UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017

Keen Home Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-2452288
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

320 W. 37th Street, 15th Floor
New York, New York 10018
(Full mailing address of principal executive offices)

844-576-0944
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our offering circular dated February 1, 2017 and our special financial report filed on June 1, 2017. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

Keen Home Inc. (the “company”) was incorporated in Delaware on March 15, 2013 and began generating revenues in 2015. The company has never realized net profits and has been operating at a net loss since inception. The company produces and sells intelligent, automated vent systems and other products through the online and wholesale distribution channels.

Our net revenues for the six months ended June 30, 2017 (“Interim 2017”) was $300,945, compared to $839,912 for the six months ended June 30, 2016 (“Interim 2016”), a decrease of 64%. We attribute this decrease to the fact that our products have been stocked out due to excess demand and slower than anticipated product manufacturing. We have worked diligently to remedy the manufacturing slowdown and currently have sellable inventory in our warehouse with over 16,000 units scheduled to be delivered in late 2017.

Cost of net revenues for Interim 2017 was $236,929 compared to $708,285 for Interim 2016, a decrease of 67%. We attribute this decrease to the fact that our revenues have decreased at a similar rate due to a lack of inventory caused by excess demand and slower than anticipated product manufacturing. Accordingly, our gross profit decreased to $64,016 for Interim 2017 to $131,627 for Interim 2016. Gross margins for Interim 2017 were 21%, compared to 16% for Interim 2016. This increase in our gross margin is due to a higher-margin sales mix, with a higher proportion of goods being sold directly to the customer.

2

For Interim 2017, operating expenses were $1,116,857 compared with $1,201,321 for Interim 2016, a 7% decrease. We attribute these changes primarily to a decrease in sales and marketing activities due to the lack of sellable inventory during the Interim 2017 period, which was partially offset by an increase in general and administrative expenses due to higher professional fees and higher engineering expenses as our team focused on product redesigns and process improvements.

As of June 30, 2017, the company had 10 full-time employees representing approximately $68,000 in monthly operating expenses. Our compensation and benefits costs were steady over these two periods.

As a result of the foregoing factors and cash interest payments our net loss for Interim 2017 was $1,195,990, compared to $1,114,002 for Interim 2016, a 7% increase.

Although Keen Home is not currently profitable, we believe we may reach profitability within three years based on higher-margin sales of Smart Vents and development and sales of additional higher-margin products such as the Smart Filter and forthcoming Temp Sensors, sensor products that will monitor temperature and humidity in real-time, as well as future high-margin software services. There is no guarantee that we will be able to achieve profitability, that we will release all of the aforementioned products, or that our current calculations of our future costs will prove to be accurate.

Our strategy is to achieve profitability driven by higher sales volume, margin improvements on our existing products, and by releasing future higher-margin products. We believe we will achieve higher sales volumes by continuing to expand distribution into the pro channel. We have a plan to try to reduce Smart Vent cost of goods sold by approximately 10-20% by the end of 2018. Our cost reduction plan is being developed by our engineering team in consultation with the engineering team at Ryder Industries (“Ryder”), our manufacturing partner. Where possible, cost-down initiatives will be a joint development effort with Ryder with a pre-negotiated scope of work and an associated project plan. As with any engineering project, and given our limited operating history, there are numerous risks, including of going over-budget or facing delays. We believe these risks are mitigated by our team’s past experience in hardware manufacturing in tandem with our manufacturer’s deep knowledge in the consumer electronics space. Our Chief Technology Officer has more than a decade of experience bringing connected devices to market, overseas manufacturing, and implementing cost-down measures. Despite all the expertise available to us, we are an early-stage company with limited resources and there is no guarantee that we will be able to reduce our costs of goods sold by 2018.

The Smart Vent cost-reduction plan includes the following initiatives (which may or may not succeed in reducing costs):

•	Value engineering certain mechanical components
•	Value engineering certain electrical components
•	Optimizing product packaging
•	Further optimizing supply chain
•	Making capital investments to further automate our assembly line to improve process costs
•	Working with Ryder to lower their labor and overhead charges and other process improvements

3

The success of these initiatives depends on many factors some of which are outside our control and there is no guarantee that we will be able to implement them fully or that they will in fact lead to a reduction in our costs.

Additionally, we plan to develop our product pipeline, expand distribution into professional channels (“pro channels”) and internationally, and explore B2B sales. If we manage to achieve this, our cost of goods sold may decline and profitability may increase with the larger scale of production and increased sales.

Smart Filter and Temp Sensor margins are currently projected to be higher than our current Smart Vent margins and the addition of value-added services across current and future products may add diversified recurring revenue streams. Examples of these services are Keen Air Care, a subscription plan that will include Smart Filter refills based on real-time HVAC usage analysis, and managed services in the event of a home flooding event. Investors should note that any margin projections are based on current assessments and limited sales data so Smart Filter and Temp Sensor margins and sales volume may turn out to be lower than anticipated.

To achieve profitability, operating expenses will also need to be optimized. Currently, we are focused on expansion, which entails substantial sales and marketing expenditure as well as significant engineering resources. If we are able to establish brand awareness and achieve footholds in our target distribution channels, we may be able to scale back certain operating expenses (e.g. marketing and R&D) thus increasing net profits. There is no guarantee that we will be able to achieve such reductions in the next three years or that we will generate increased net profits. Our predictions on increasing our visibility in current or future distribution channels are based on a limited operating history and subject to numerous unpredictable external and internal factors. Keen Home still plans to make investments in R&D and engage in high ROI marketing initiatives, but we intend for the proportion of those expenditures as they relate to revenue and total expenses to decrease.

Liquidity and Capital Resources

As of June 30, 2017, we had $1,019,187 of cash and cash equivalents. On October 6, 2016, we entered into a loan agreement with an investor in the amount of $300,000. The principal amount, together with any accrued and unpaid interest of 16%, is due and payable on May 5, 2018. On December 20, 2016, we entered into a second loan agreement with an investor in the amount of $300,000. The principal amount, along with any accrued and unpaid interest of 1% is due and payable on July 19, 2018. We do not currently have any other significant loans or available credit facilities. Both loans are secured by substantially all of the company's assets and additional consideration in the form of warrants has been issued to the lenders. The company may prepay any portion of the debt at any time as management sees fit without prepayment penalty. The terms of the loan agreements are disclosed under “Note 6: Notes Payable and Related Warrants”.

Interest expense for these notes for Interim 2017 is $26,250, $14,854 of which has been paid during the period.

As of June 30, 2017, we had $325,356 in current liabilities, of which $141,303 was due to deferred revenue related to product pre-orders that have been fulfilled in Q3 2017.

4

Between June 2015 and September 2016, the company issued twenty-two convertible promissory notes of varying amounts. On March 7, 2017, these notes were converted into 1,851,765 shares of Series A Preferred Stock and 938,509 shares of Common Stock. In addition, during the year ended December 31, 2015, the company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party in exchange for professional services valued at $28,000. The SAFE agreement was converted into 14,171 shares of Series A Preferred Stock in connection with the Series A Preferred equity financing on February 16, 2017.

We have issued Series Seed Preferred Stock in reliance on Regulation D of the Securities Act to several accredited investors in a Series Seed offering. As of June 30, 2017, there are 2,897,691 shares of Series Seed Preferred Stock outstanding.

The company commenced an offering under Regulation A promulgated under the Securities Act of 1933, as amended (the “Regulation A Offering”), in February 2017. We are offering for sale up to 5,031,446 shares of Series A Preferred Stock, convertible into shares of Common Stock, at a price of $1.59 per share. The net proceeds of a fully subscribed offering, after total offering expenses and commissions, will be approximately $7.325 million. The net proceeds of the offering will be used primarily to cover operating expenses, including the expansion of our work force, sales, marketing and business development expenses related to the Smart Vent and development and marketing expenses of additional products like Smart Filters and Temp Sensors, as well as the costs of the offering. As of June 30 2017, the Company has issued 3,698,411 shares of Series A Preferred Stock (including 188,679 shares in connection with the exercise of warrants, 1,851,765 shares in connection with the convertible note conversion, and 14,171 shares in connection with the SAFE conversion), which provided gross proceeds of $2,586,168. Since June 30, 2017 and as of September 18, 2017, the company issued 507,100 shares of Series A Preferred Stock, which provided gross proceeds of $806,289.

On March 31, 2016, the company issued a warrant to purchase shares of Series A Preferred Stock to SI Securities, LLC for nominal consideration and its assistance in placing shares under the previous Regulation A offering. The number of share available under this warrant will up to an amount equal to 5% of the total securities sold under this Series A offering with SI Securities, LLC’s assistance. The shares of Series A Preferred Stock issuable upon exercise of this warrant will have identical rights, preferences, and privileges to those being offered in the Regulation A offering. This warrant will be exercisable for a per share price of $1.59 until February 1, 2022 and contains other customary terms and provisions.

We estimate that we will be able to conduct operations for a minimum of 10 months with our current cash on hand without regard to additional proceeds we expect to receive from the Regulation A offering.

Trend Information

There are several trends affecting and shaping the connected home industry:

•	As energy costs continue to rise, consumers are looking for ways to offset these increases.
•	Connected home technologies continue to advance and become more affordable and prevalent.
•	The participation of large trusted companies (e.g. Apple, Google, Samsung, and ADT) in the market.

5

•	A barrier to adoption is technological fragmentation within the connected home ecosystem. Currently, there are many networks, standards, and devices being used to connect the smart home, creating interoperability problems and making it confusing for the consumer to set up and control multiple devices. Until interoperability is improved, consumers may have difficulty choosing smart home devices and systems.
•	“Closed ecosystems” are the short-term solution to technological fragmentation. Closed ecosystems are comprised of devices that are compatible with each other and that can be controlled through a single point but are ultimately under the dominion of a single company.
•	Security protocols and standards are still being developed and codified.

While we do not foresee any current industry trends having a material effect on our business, we can report the following trends at Keen Home:

•	We have enjoyed an overall reduction in our cost of goods sold due to substantial cost reductions to our wireless module and minor cost reductions across mechanical and other electrical components
•	Labor rates and paper prices across China have trended up, which has led to an increased process and packaging cost, respectively, for Smart Vent manufacturing.
•	Increased attention from homebuilders, utility companies, and HVAC professionals and the hiring of a VP of Sales is fueling our prioritization of the pro channel.
•	Slower than anticipated retail sales has informed a deprioritization of that distribution channel.
•	The growing importance of data collection has informed our upcoming launch of Keen Home Temp Sensors, a sensor product that will monitor temperature and humidity in real-time.
•	Manufacturing delays and product stock outs have led us to contract with Dragon Innovation, a third-party firm that we have retained to assist Keen Home with manufacturing process improvements, quality control, and reducing component lead-times.

Item 2.

Not applicable.

6

Item 3.

Keen Home Inc.

Unaudited Financial Statements

As of June 30, 2017 and December 31, 2016 and For the Six Months

Ended June 30, 2017 and 2016

7

KEEN HOME INC.

TABLE OF CONTENTS

8

KEEN HOME INC.
BALANCE SHEETS
As of June 30, 2017, December 31, 2016 and June 30, 2016

	June 30, 2017	December 31, 2016	June 30, 2016
	(unaudited)	(audited)	(unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	$1,019,187	$384,695	$99,215
Other receivables	17,060	24,577	-
Inventory	47,037	25,442	26,923
Prepaid expenses	396,838	3,690	3,728
Deferred offering costs	59,745	49,368	-
Total Current Assets	1,539,867	487,772	129,866

Non-Current Assets:
Property and equipment at cost, net	$287,541	322,335	361,068
Intangible asset at cost, net	4,853	5,009	5,227
Deposits	63,800	48,800	48,800
Total Non-Current Assets	356,194	376,144	415,095

TOTAL ASSETS	$1,896,061	$863,916	$544,961

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
Accounts payable	$117,425	$324,435	$295,552
Accrued expenses	17,606	7,209	23,834
Deferred revenue	141,303	288,646	-
Deferred rent	23,579	27,018	1,052
Reserve for returns and allowances	25,443	25,443	8,133
Line of credit	-	-	31,405
Convertible notes payable	-	2,810,000	-
Accrued interest on convertible notes payable	-	140,978	-
Notes payable, net of unamortized discount of $200,228 as of June 30, 2016 and $308,554 as of December 31, 2017	399,772	-	-
Note payable - accrued interest	11,396	-	-
Total Current Liabilities	736,524	3,623,729	359,976

Non-Current Liabilities:
SAFE liability	-	28,000	28,000
Convertible notes payable	-	-	2,560,000
Accrued interest on convertible notes payable	-	-	70,977
Notes payable, net of unamortized discount of $200,228 as of June 30, 2016 and $308,554 as of December 31, 2017	-	291,445	-
Total Liabilities	-	319,445	2,658,977

Total Liabilities	736,524	3,943,174	3,018,953

Stockholders' Equity (Deficiency):

Preferred Stock, $0.0001 par, 13,000,000 shares authorized, 6,766,325 (as of June 30, 2017) and 2,897,691 shares issued and outstanding 7,532,157 (as of June 30, 2017) and 1,658,684 (as of December 31, 2016 and June 30, 2016) liquidation preference.	661	289	289
Common Stock, $0.0001 par, 20,000,000 shares authorized, 6,597,179 (as of June 30, 2017) and 5,658,670 (as of December 31, 2016 and June 30, 2016) shares issued and outstanding 6,597,179 (as of June 30, 2017) and 5,658,670 (as of December 31, 2016 and June 30, 2016) vested as of June 30, 2017 and 2016, all respectively.	660	566	566
Additional paid-in capital	7,429,075	1,994,755	1,644,893
Accumulated deficit	(6,270,859)	(5,074,868)	(4,119,740)
Total Stockholders' Equity (Deficiency)	1,159,537	(3,079,258)	(2,473,992)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$1,896,061	$863,916	$544,961

See accompanying notes, which are an integral part of these financial statements.

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KEEN HOME INC.
STATEMENTS OF OPERATIONS
For the six months ended June 30, 2017 and 2016

	June 30, 2017	June 30, 2016
	(unaudited)	(unaudited)

Net revenues	$300,945	$839,912
Cost of net revenues	236,929	708,285
Gross Profit (Loss)	64,016	131,627

Operating Expenses:
Compensation and benefits	$613,713	616,045
General and administrative	201,135	167,444
Sales and marketing	201,133	321,949
Professional fees	100,876	95,883
Total Operating Expenses	1,116,857	1,201,321

Loss From Operations	(1,052,841)	(1,069,694)

Other Income (Expense):
Interest expense	$(152,686)	(44,312)
Interest income	5	4
Non-operating income	9,532	-
Total Other Income (Expense)	(143,149)	(44,308)

Net Loss	$1,195,990	$(1,114,002)

Weighted-average vested common shares outstanding
-Basic and Diluted	4,893,701	4,467,771
Net loss per common share
-Basic and Diluted	$(0.24)	$(0.25)

See accompanying notes, which are an integral part of these financial statements.

Note: In the opinion of management all adjustments necessary in order to make interim financial statements not misleading have been included.

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KEEN HOME INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
For the six months ended June 30, 2017 and 2016

	Series Seed Preferred Stock		Series A Preferred Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)

Balance at January 1, 2017	2,897,691	$289	-	$-	5,658,670	$566	$1,994,754	$(5,074,869)	$(3,079,260)
Stock issuance	-	-	3,698,411	372	938,509	94	5,421,584	-	$5,422,050
Stock based compensation	-	-	-	-	-	-	12,737	-	$12,737
Net loss	-	-	-	-	-	-	-	(1,195,990)	$1,195,990
Balance at June 30, 2017	2,897,691	$289	3,698,411	$372	6,597,179	$660	$7,429,075	$(6,270,859)	$1,159,537

Balance as of January 1, 2016	2,897,691	$289	-	$-	5,658,670	$566	$1,633,504	$(3,005,737)	$(1,371,378)
Stock based compensation	-	-	-		-	-	11,389	-	$11,389
Net loss	-	-		-	-	-	-	(1,114,003)	$(1,114,003)
Balance as of June 30, 2016	2,897,691	$289	-	$-	5,658,670	$566	$1,644,893	$(4,119,740)	$(2,473,992)

See accompanying notes, which are an integral part of these financial statements.

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KEEN HOME INC.
STATEMENT OF CASH FLOWS
As of June 30, 2017 and 2016 and for the six months then ended

	June 30, 2017	June 30, 2016
	(unaudited)	(unaudited)

Cash Flows From Operating Activities
Net Loss	$(1,195,990)	$(1,114,003)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	39,042	38,251
Stock compensation expense	12,737	11,389
Amortization of note payable discount	108,327	-
Interest Expense	-	44,312
Changes in operating assets and liabilities:
(Increase)/Decrease in other receivable	7,517	338,662
(Increase)/Decrease in inventory	(21,595)	543,851
(Increase)/Decrease in prepaid expenses	(393,150)	(3,363)
(Increase)/Decrease in deposits	(15,000)	5,000
Increase/(Decrease) in accounts payable	(207,010)	(101,989)
Increase/(Decrease) in accrued expenses	10,397	(4,833)
Increase/(Decrease) in deferred revenue	(147,343)	(444,682)
Increase/(Decrease) in deferred rent	(3,439)	1,052
Net Cash Used In Operating Activities	(1,805,507)	(686,353)

Cash Flows From Investing Activities
Purchase of property and equipment	(4,092)	(8,017)
Net Cash Used In Investing Activities	(4,092)	(8,017)

Cash Flows From Financing Activities

(Increase) in deferred offering costs	(10,377)
Increase in Line of Credit		31,405
Increase (Decrease) in Convertible Notes Payable		360,000
Cash received from Issuance of Warrant	1,868
Net cash received from Issuance of Stock	2,452,600
Net Cash Provided By Financing Activities	2,444,091	391,405

Net Change In Cash	634,492	(302,965)

Cash at Beginning of Period	384,695	402,180
Cash at End of Period	$1,019,187	$99,215

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$26,250	$-
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of convertible notes payable	$2,810,000	$-
Conversion of SAFE	$28,000	$-

See accompanying notes, which are an integral part of these financial statements.

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KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

NOTE 1: NATURE OF OPERATIONS

Keen Home Inc. (the “Company”), is a corporation organized March 15, 2013 under the laws of the State of Delaware. The Company produces and sells intelligent, automated vent systems and other products through the online and wholesale distribution channels.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America (“US GAAP”) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated significant profits since inception, sustained net losses totaling $1,195,990 for the six months ended June 30, 2017 and has an accumulated deficit totaling $6,270,859 as of June 30, 2017. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional external capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. The SAFE liability and notes payable balances were reclassified from current liabilities to non-current liabilities as of December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2017 and 2016 the Company had cash balances in excess of $250,000 FDIC insured limit of $769,187 and $0, respectively.

Accounts Receivable

Accounts receivable are carried at original invoice amount. The Company assesses its receivables for collectability based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts that may be considered to be at risk.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts receivable.  Based on these assessments, management determined that an allowance for uncollectible accounts receivable was not significant as of June 30, 2017 and 2016.

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KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. Inventory consists of products purchased for resale. Management determined that an allowance for obsolete inventory was not significant as of June 30, 2017 and 2016. The Company has outsourced manufacturing, warehousing, and fulfillment to third parties.

Prepaid Expenses

Prepaid Expenses reflects expenditures made in advance of when the economic benefit of the costs will be realized which will be expensed in future periods with the passage of time or when a triggering event occurs. The balance represents the carrying amount as of the balance sheet date and is composed of the following:

	June 30, 2017	June 30, 2016
Prepayments to supplier for inventory costs	$379,591	$-
Insurance prepayments	14,247	3,728
Miscellaneous	3,000	-
	396,838	3,728

Property and Equipment

Property and equipment are recorded at cost and are depreciated over the assets’ estimated useful lives using the straight-line method. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

Estimated useful lives are as follows:

Computer Equipment and Software	3 years
Furniture and Fixtures	10 years
Tooling and Test Fixtures	6 years

Expenditures for routine maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in operations.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

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KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

Convertible Instruments

US GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable US GAAP. When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are accreted over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Deferred revenue is recognized for orders where cash has been received but product has not been shipped. The Company estimates an allowance for sales returns based on historical experience. The allowance for sales returns totaled $25,443 for the six months ended June 30, 2017. Revenues are net of returns and exclude sales tax.

Operating Leases

The Company leases its facility under an operating lease. The lease includes provisions that require escalating rental payments. The Company records the total rent payable during the lease term on a straight-line basis over the term of the lease. The Company records the difference between rent paid in cash and the amount calculated as accrued rent payable.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the six months ended June 30, 2017 and 2016 totaled $73,405 and $102,679, respectively.

Shipping Costs

The Company expenses freight-out in operating expenses as they are incurred. Outbound freight expense for the six months ended June 30, 2017 and 2016 totaled $111,891 and $200,559, respectively.

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KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

Merchant Fees

The Company expenses merchant fees in operating expenses as they are incurred. Merchant fees for the six months ended June 30, 2017, and 2016 totaled $2,362.57 and $18,545.76, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  Management assesses income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  For tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

June 30, 2017
Series Seed Preferred Stock (Convertible to Common Stock)	2,897,691
Series A Preferred Stock (Convertible to Common Stock)	3,698,411
Stock Options	728,219

As all potentially dilutive securities are anti-dilutive as of June 30, 2017, diluted net loss per share is the same as basic net loss per share for each of the periods presented.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

16

KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

In February 2016, FASB issued ASU No. 2016-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).” ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In July 2015, the FASB issued Accounting Standards Update 2015-11, “Inventory – Simplifying the Measurement of Inventory” (“ASU 2015-11”). ASU 2015-11 requires inventory measured using all methods other than the last-in, first-out (LIFO) or retail methods to be measured at the lower of cost or net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 is effective for public companies for annual and interim periods beginning after December 15, 2016. Management is currently assessing the impact ASU 2015-11 will have, if any, on the Company’s financial position, results of operations and cash flows.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of June 30, 2017:

	June 30, 2017	June 30, 2016
Computer Equipment and Software	$37,221	$34,783
Furniture and Fixtures	18,093	16,471
Tooling and Test Fixtures	396,547	396,547
	451,861	447,801
Less: Accumulated Depreciation and Amortization	(159,467)	(81,506)
	$292,394	$366,295

Depreciation charges on property and equipment are included in general and administrative expenses and totaled $39,042 and $38,251 for the six months ended June 30, 2017 and 2016, respectively.

17

KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

NOTE 5:  CONVERTIBLE NOTES CONVERTED

Convertible Notes Payable – 2015-2016 Issuances

Between June 2015 and September 2016, the Company issued twenty-two convertible promissory notes of varying amounts. The notes were subject to automatic conversion upon a qualified equity financing, defined in the note agreements as a preferred stock transaction or series of transactions in excess of $3,000,000, which is inclusive of up to $1,750,000 of these notes, thus reducing the trigger amount to $1,250,000 as of December 31, 2016. On March 7, 2017, these notes were converted into 1,851,765 shares of Series A Preferred Stock and 938,509 shares of Common Stock.

NOTE 6: NOTES PAYABLE AND RELATED WARRANTS

October 2016 Loan

On October 6, 2016, the Company entered into a loan agreement with an investor in the amount $300,000 (“October 2016 Loan”). The principal amount, together with any accrued and unpaid interest of 16%, is due and payable on May 5, 2018. As additional consideration, the lender will be issued a warrant exercisable for an aggregate number of shares of the Company’s Series A Preferred Stock such that the aggregate price per share of the shares of Series A Preferred Stock exercisable under the Warrant shall be equal to 20% of the aggregate principal amount of the loan. The warrant will be exercisable for a period of three (3) years from the date of issuance and shall be exercisable at the same price per share as the shares of Series A Preferred Stock are sold in such next equity financing. The loan is also secured by a security agreement dated October 5, 2016 creating a senior security interest, collateralized by substantially all of the Company’s assets.

December 2016 Loan

On December 20, 2016, the Company entered into a second loan agreement with an investor in the amount $300,000 (“December 2016 Loan”). The principal amount, along with any accrued and unpaid interest of 1% is due and payable on June 20, 2018. As additional consideration, the lender will be issued a warrant for an aggregate number of shares of the Company’s Series A Preferred Stock such that the aggregate price per share of the shares of Series A Preferred Stock exercisable under the Warrant shall be equal to 100% of the aggregate principal amount of the loan. The warrant will be exercisable for a period of three (3) years from the date of issuance and shall be exercisable at $0.01, which essentially means the issuance of 190,000 shares in the current Offering. The loan is also secured by a security agreement dated December 20, 2016 creating a senior security interest, collateralized by substantially all of the Company’s assets.

Interest expense for these notes for the six months ended June 30, 2017 is $26,250, $14,854 of which has been paid during the six months ended June 30, 2017.

18

KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

October 2016 Warrant

The Company issued warrants to purchase 37,735 shares of Series A Preferred Stock at an exercise price of $1.59 per share for a total of $60,000, in conjunction with the issuance of notes payable (“The October 2016 Warrant”). This warrant has a three-year term, provides a cashless exercise provision, and contains certain dilution protections. The October 2016 Loan was discounted by $19,321 in connection with these warrants, due to the fair value of the warrants as calculated under Black-Scholes. $11,840 of this discount was amortized as of June 30, 2017, leaving an unamortized discount of $7,479. The following summarizes significant assumptions used in applying the Black-Scholes pricing model for this warrant.

Risk Free Interest Rate	0.76%
Expected Dividend Yield	0.00%
Expected Volatility	67.00%
Expected Life (years)	1.50
Fair Value per Stock Option	$0.512

December 2016 Warrant

The Company also issued warrants to purchase 188,679 shares of Series A Preferred Stock at an exercise price of $0.01 per share for a total of $1,887 (“The December 2016 Warrant”). This warrant has a three-year term, provides a cashless exercise provision, and contains certain dilution protections. The December 2016 Loan was discounted by $298,113 in connection with these warrants, due to the fair value of the warrants as calculated under Black-Scholes. $105,366 of this discount was amortized as of June 30, 2017, leaving an unamortized discount of $192,748. As, discussed in the subsequent events section below, the warrant holder exercised this warrant on March 17, 2017. The following summarizes significant assumptions used in applying the Black-Scholes pricing model for this warrant.

Risk Free Interest Rate	1.08%
Expected Dividend Yield	0.00%
Expected Volatility	67.00%
Expected Life (years)	1.50
Fair Value per Stock Option	$1.580

The December 2016 warrant was exercised at a price per share of $0.01 in March 2017 and 188,679 Series A Preferred Shares were issued to the warrant holder.

February 2017 Warrant

The Company also issued warrants to purchase 5% of the number of Series A Preferred Stock sold to prospects in the Series A Preferred Stock offering at an exercise price equal to the price per share paid by the prospects (“The February 2017 Warrant”). This warrant has a five-year term, provides a cashless exercise provision, and contains certain dilution protections.

NOTE 7: STOCKHOLDERS’ EQUITY (DEFICIENCY)

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.0001 par value as of June 30, 2017. As of June 30, 2017, 6,597,179 shares of common stock were issued and outstanding.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms of three years contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at $0.01 per share. As of June 30, 2017 and 2016, respectively, 6,597,179 of the issued and outstanding shares had vested.

The Company has reserved 891,099 shares of its common stock pursuant to the 2014 Stock Plan. 728,219 stock options are outstanding as of June 30, 2017.

19

KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

Preferred Stock

On May 7, 2014, the Company amended its Articles of Incorporation to authorize 3,000,000 shares of $0.0001 par preferred stock, with all 3,000,000 shares designated as “Series Seed Preferred Stock.” As of June 30, 2017 and 2016, 2,897,691 shares of Series Seed Preferred Stock were issued and outstanding.

The preferred stockholders have certain dividend preferences over common stockholders, including a $0.0227 non-cumulative dividend right. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($0.57) per share, providing a total liquidation preference of $1,651,684 as of June 30, 2017 and 2016.

Amended Articles of Incorporation

On February 2, 2017, the Company amended its Articles of Incorporation to authorize 20,000,000 shares of common stock and 13,000,000 shares of preferred stock, designated as 3,000,000 shares of Series Seed Preferred Stock and 10,000,000 shares of Series A Preferred Stock.

The Series A preferred stockholders have certain dividend preferences over common stockholders, including a $0.0636 non-cumulative dividend right. All preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The Series A preferred stockholders are entitled to a liquidation preference over common stockholders at the Series A preferred stock purchase price ($1.59) per share.

Sales of Series A Preferred Stock

As of June 30, 2017, the Company had conducted 6 closings of Series A Preferred Stock totaling $2,586,168. As discussed in the Subsequent Events section below, the Company has since conducted 6 additional closings totaling $806,289, for a grand total of $3,392,457 raised in 2017. As of September 18, 2017, 4,205,511 shares of Series A Preferred Stock (including the 188,679 shares issued in connection with the exercise of the December 2016 warrant as discussed above, the 1,851,765 shares issued in connection with the convertible note conversion as discussed above, and the 14,171 shares issued in connection with the SAFE conversion as discussed below) were issued and outstanding.

20

KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

SAFE Agreements

During the year ended December 31, 2015, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party in exchange for professional services valued at $28,000. The SAFE agreement has no maturity data and bears no interest. The agreement provided the third party rights to future equity in the Company under the terms of the agreement. The SAFE agreement was converted into 14,171 shares of Series A Preferred Stock with the Series A Preferred equity financing on February 16, 2017.

NOTE 8:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, research and development credits, and for net operating loss carryforwards.

	2016	2015

Deferred tax assets:
Share-based compensation expense	$16,751	$9,265
Tax Credit for Increasing Research	72,521	19,552
Net operating loss carryforward	1,692,166	1,009,297
Long-term deferred tax liabilities:
Property and equipment	(7,252)	(9,191)

Net deferred tax assets and liabilities:	$1,774,186	$1,028,923
Valuation Allowance	(1,774,186)	(1,028,923)
Net deferred tax asset	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to net operating losses for the years ended December 31, 2016 and 2015, cumulative losses through December 31, 2016, and no history of generating taxable income. Therefore, valuation allowances of $1,774,186 and $1,028,923 were recorded for the years ended December 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the six months ended June 30, 2017 and 2016.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. June 30, 2017 and 2016, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $4,959,888 and $2,968,520, which may be carried forward and will expire if not used between 2034 and 2037 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

NOTE 9: SHARE-BASED PAYMENTS

Stock Plan

The Company established a 2014 Stock Plan (the “Plan”) for which 891,099 common shares were reserved for issuance to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares reserved for issuance under the Plan was 891,099 as of June 30, 2017. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant, vest immediately or over a period of three years, and generally have a term of ten years. Unvested units are forfeited upon termination. Shares available for grant under the Plan totaled 165,331 as of June 30, 2017.

The Company classifies stock options as equity instruments and recognizes the expense related to options ratably over their respective vesting periods. Share-based compensation for the six months ended June 30, 2017 and 2016 totaled $12,737 and $11,389, respectively. As of June 30, 2017, estimated compensation expense not yet recognized for nonvested common stock options totaled $19,864 and is expected to be recognized over a weighted average period of approximately 14 months.

21

KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

The following summarizes the Company’s common stock option activity for the six months ended June 30, 2017 and 2016:

	June 30, 2017		June 30, 2016
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding, as of January 1, 2017	712,124	$0.16	782,877	$0.16
Granted	16,095	$0.16	-	$0.16
Exercised	-	$-	-	$-
Forfeited	-	$0.16	(108,646)	$0.16
Outstanding, as of June 30, 2017	728,219	$0.16	674,231	$0.16

Exercisable, as of June 30, 2017	646,887	$0.16	421,717	$0.16

Weighted average grant date fair value of options granted during year	$0.33		N/A

Weighted average duration to expiration of outstanding options, as of June 30, 2017	7.26		8.50

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the six months ended June 30, 2017 and 2016 are as follows:

The following summarizes significant assumptions used in applying the Black-Scholes option pricing model for options granted during the six months ended June 30, 2017:

ISO
Risk Free Interest Rate	1.80%
Expected Dividend Yield	0.00%
Expected Volatility	67.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$0.328

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

22

KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

NOTE 10: LEASE OBLIGATIONS

Effective August 2015, the Company entered into a sub-lease agreement for office space. The lease term commenced August 1, 2015 and expires after 60 months, on July 31, 2020. Monthly lease obligations under the agreement are base rent starting at $9,700 per month plus operating costs estimated at $650, but subject to actual expenses. The base rent is contractually escalated to $9,991 per month beginning August 1, 2016, to $10,902 per month beginning August 1, 2017, to $11,229 per month beginning August 1, 2018, and to $11,566 per month beginning August 1, 2019. A $38,799 deposit was paid at the commencement of the lease. The lease agreement provides for a four-month rent credit for months August and September of 2015, and August and September of 2016, where a total of $19,690 of rent was credited by the lessor to the Company for these months. In the event of a default on the lease terms, this credit is contractually payable back to the lessor in the full amount.

The following are the minimum future lease obligations by year on the Company’s lease agreements as of June 30, 2017:

2017	$62,225
2018	132,464
2019	136,438
2020	80,964
$412,091

NOTE 11: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 18, 2017, the date the financial statements were available to be issued. Based on this evaluation, the following additional material events were identified which require disclosure in these financial statements.

Sales of Series A Preferred Stock

Since June 30, 2017, Company has conducted 6 additional closings of Series A Preferred Stock totaling $806,289 for a grand total of $3,392,457 raised in 2017. As of September 18, 2017, 4,205,511 shares of Series A Preferred Stock (including the 188,679 shares issued in connection with the exercise of the December 2016 warrant as discussed above, the 1,851,765 shares issued in connection with the convertible note conversion as discussed above, and the 14,171 shares issued in connection with the SAFE conversion as discussed below) were issued and outstanding.

23

KEEN HOME INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and 2016 and for the six months then ended

February 2017 Warrant

The Company also issued warrants to purchase 5% of the number of Series A Preferred Stock sold to prospects in the Series A Preferred Stock offering at an exercise price equal to the price per share paid by the prospects (“The February 2017 Warrant”). This warrant has a five-year term, provides a cashless exercise provision, and contains certain dilution protections.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed
2.1	Form of Amended and Restated Certificate of Incorporation	1-A	2.1	December 23, 2016

2.2	Bylaws	1-A	2.2	December 23, 2016

3	RMR Series Seed Investor Rights Agreement	1-A	3	December 23, 2016

4	Form of Subscription Agreement	1-A	4	December 23, 2016

6.1	2014 Stock Option Plan	1-A	6.1	December 23, 2016

6.2	Stock Restriction Agreement (N. Hussain)	1-A	6.2	December 23, 2016

6.3	Stock Restriction Agreement (R. Fant)	1-A	6.3	December 23, 2016

6.4	Ryder Industries Manufacturing Agreement	1-A	6.4	December 23, 2016

6.5	Consulting Services and Development Agreement with Lowe’s Home Centers, LLC	1-A	6.5	December 23, 2016

8	Form of Escrow Agreement	1-A	8	December 23, 2016

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 29, 2017.

Keen Home Inc.

/s/ Nayeem Hussain

By Nayeem Hussain as Chief Executive Officer of Keen Home Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Nayeem Hussain

By Nayeem Hussain as Chief Executive Officer and Director of Keen Home Inc.
Date: September 29, 2017

/s/ Ryan Fant

By Ryan Fant as Principal Financial Officer, Principal Accounting Officer, and Director of Keen Home Inc.
Date: September 29, 2017

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